SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ending 26th October, 2011

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road,

Brentford,

Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 26 October, 2011	GlaxoSmithKline plc
(Registrant)

	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of
GlaxoSmithKline plc

PRESS RELEASE Third Quarter 2011

Issued: Wednesday, 26th October 2011, London, U.K

Results Announcement for the third quarter 2011

GSK delivers strong Q3 performance with underlying sales growth* of 6% and reported sales growth of 3%

•	EPS 28.5p +1% before major restructuring*

•	Dividend +6% to 17p; 2011 share buyback expectations increased to up to £2.3 billion

Results before major restructuring*
	Q3 2011			9 months 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	7,104	3	4	20,409	(3)	(4)
Earnings per share	28.5p	1	1	85.8p	41	40

Total results

	Q3 2011			9 months 2011
	£m	CER%	£%	£m	CER%	£%
Turnover	7,104	3	4	20,409	(3)	(4)
Restructuring charges	65			391
Earnings per share	27.6p	9	9	79.4p	76	74

The full results are presented under ‘Income Statement’ on pages 24 and 25.

*	For explanations of the measures ‘Results before major restructuring’, ‘CER growth’, ‘Adjusted net cash inflow from operating activities’, ‘Net income margin’ and ‘Underlying sales growth’, which excludes pandemic related products, Avandia and Valtrex, see pages 22 and 23.

Summary
•	Group underlying sales growth of 6% across Pharmaceuticals and Vaccines (Pharmaceuticals +2%, Vaccines +21%) and Consumer Healthcare of 5%, reflecting portfolio breadth and mix:
	-	Pharmaceuticals and Vaccines underlying sales growth, driven by Emerging Markets (+11%), Japan (+57%) and USA (+1%), offsetting decline in Europe (-4%)
	-	Consumer Healthcare growth led by Oral care (+10%) and Nutrition (+9%) with OTC flat
	-	Group sales outside USA and Europe £2.7 billion (+17%), representing around 38% of reported turnover
	-	Total Group 9 month reported sales -3% (underlying sales +5%)
•	Continuing focus on operating leverage and financial efficiencies:
	-	Q3 operating profit before major restructuring £2.2 billion (+3%)
	-	Operating margin excluding legal and OOI 29.7%; full year operating margin guidance unchanged
	-	EPS growth of 1% reflecting benefit of higher tax settlements in Q3 2010
	-	Restructuring programme on track to deliver total savings of £2.5 billion by end of 2012
•	Enhancing cash generation and returns to shareholders:
	-	Adjusted net cash inflow from operating activities of £2.3 billion in Q3, delivering £5.4 billion over 9 months
	-	Dividend growth of 6% to 17p
	-	Long term share buyback programme continues; 2011 expectations increased to up to £2.3 billion (+£300 million)
•	Increased pipeline visibility:
	-	Data received on malaria vaccine RTS,S and IPX066 (Parkinson’s Disease) and Promacta (Hepatitis C)
	-	6 of 15 assets with Phase III data expected by end 2012 have now reported data (1 filed, 2 with pivotal studies complete and under review, 2 with supportive data and studies ongoing, 1 complete and negative)
	-	More than 30 further Phase III read-outs expected by end of 2012

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				1

PRESS RELEASE

GSK’s strategic priorities

GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:

•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model

Chief Executive Officer’s review

Today’s results show that we are delivering on our strategy to generate sustainable sales growth, enhance cash generation and improve returns to shareholders.

For the quarter, we delivered underlying and reported sales growth of 6% and 3% respectively, reflecting growth across all three areas of our business – Pharmaceuticals, Vaccines and Consumer Healthcare. Vaccines was particularly strong in the quarter, reflecting some phasing benefits, primarily relating to sales of Cervarix for the roll-out of Japan’s national HPV programme. We have delivered average quarterly underlying sales growth of around 4.5% over the last 7 quarters.

As evidenced this quarter, the drag from Avandia, Valtrex and pandemic products has significantly reduced and, although there is likely to be some quarterly variability, we continue to expect underlying sales growth to translate into reported sales growth in 2012.

The breadth and mix of GSK’s product and geographic portfolio is helping the Group to mitigate economic volatility. However, the environment for pharmaceutical and consumer products remains challenging. The impact of Healthcare Reform in the USA and price cuts in Europe this year is in line with our expectations and we continue to expect a full year impact of around £325 million. Going forward, further measures by these governments to reduce pharmaceutical prices cannot be ruled out. Some Emerging Markets are also not immune to government pricing pressure. However, our combined businesses in these markets continue to perform well and delivered underlying Group sales growth of 13% in the quarter, driven by strong volume growth.

We remain focused on driving operational leverage and financial efficiency to deliver improving net income margins and stronger earnings per share growth. Effective cost control offset mix and pricing pressures on our gross margin in the quarter and as a result operating profit grew in line with sales. Our expectations for the 2011 operating margin (excluding legal charges and OOI) remain unchanged and we continue to expect the Group operating margin on the same basis to begin to improve gradually from 2012.

The business continues to be highly cash generative and in the third quarter, we generated cash inflows of over £2 billion before legal settlements. We continue to see significant opportunities to further improve cash generation over time.

The performance of the business and resulting cash generation is allowing us to continue to increase returns to shareholders. Today we have announced a further 6% increase in the dividend to 17p. In addition, our expectations for share repurchases this year have increased from around £2 billion to up to £2.3 billion. The process of divesting our non-core OTC brands continues and the brands are now being separated from the ongoing business. We are continuing to target a conclusion to the bidding process by the end of the year but we remain focused on delivering appropriate shareholder value as we review the options for this business.

We also remain focused on improving returns on investment in R&D and by year end we will finalise investment allocation decisions for our Discovery Performance Units for the next three year business cycle. Our late stage pipeline continues to make good progress. Of the 15 assets with data expected by the end of 2012, six have now reported data. Of these, data have been filed for Votrient in sarcoma, data is in-house and being reviewed for Promacta and IPX066 and programmes are ongoing for Relovair and RTS,S. One study, with otelixizumab, failed to show efficacy. In 2012, we look forward to significant phase III data flow across a broad range of therapy areas including our respiratory portfolio, oncology, diabetes, HIV and rare diseases.

Andrew Witty

Chief Executive Officer

A video interview with GSK CFO, Simon Dingemans, discussing today’s results is available on www.gsk.com

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				2

PRESS RELEASE

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				3

PRESS RELEASE

Group performance

Turnover and operating profit by division – Q3 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
Pharmaceuticals	4,633	1	2	1,604	(1)	35
Vaccines	1,142	14	21	446	16	39

Pharmaceuticals and Vaccines	5,775	3	6	2,050	2	36
Consumer Healthcare	1,329	5	5	328	4	25

	7,104	3	6	2,378	2	33

Corporate & other unallocated costs				(199)	—

				2,179	3	31

In the quarter, underlying and reported sales grew 6% and 3% respectively, reflecting growth across all three areas of our business – Pharmaceuticals, Vaccines and Consumer Healthcare. The breadth and mix of GSK’s product and geographic portfolio is helping the Group to mitigate economic volatility.

Total Group turnover for Q3 2011 increased 3% to £7,104 million, with Pharmaceuticals and Vaccines turnover up 3% to £5,775 million (Pharmaceuticals up 1% to £4,633 million and Vaccines up 14% to £1,142 million). Consumer Healthcare sales increased 5% to £1,329 million.

The decline in sales of pandemic related products, Avandia and Valtrex as expected had a negative impact on reported Pharmaceuticals and Vaccines sales growth in all regions in the quarter. The quarter-on-quarter negative impact on reported growth related to these products was significantly lower in Q3 than in the first half of 2011. Sales of these products declined by £129 million from £241 million in Q3 2010 to £112 million in Q3 2011 compared with a decline of £1,459 million from £1,727 million in H1 2010 to £268 million in H1 2011. Total sales for these products in Q4 2010 were £317 million.

Excluding these three factors, underlying sales growth for the Group was 6% in the quarter, driven by strong growth in Vaccines (+21%) and a broad based contribution from Pharmaceuticals (+2%) and Consumer Healthcare (+5%). Vaccines was particularly strong in the quarter, reflecting some phasing benefits, principally relating to sales of Cervarix for the roll-out of Japan’s national HPV programme.

This performance was achieved despite the impact of pricing pressures in many markets. The impact of European austerity price cuts and US Healthcare Reform measures together reduced Group sales by approximately £71 million (1 percentage point of growth) this quarter.

Operating profit in the quarter grew 3% in line with sales growth. The growth in operating profit in Vaccines and Consumer Healthcare more than offset a small decline in Pharmaceuticals.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				4

PRESS RELEASE

Turnover and operating profit by division — nine months 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
Pharmaceuticals	13,795	(2)	3	5,190	1	38
Vaccines	2,687	(20)	16	946	(40)	35

Pharmaceuticals and Vaccines	16,482	(5)	5	6,136	(9)	37
Consumer Healthcare	3,927	5	5	852	14	22

	20,409	(3)	5	6,988	(6)	34

Corporate & other unallocated costs				(670)	(73)

				6,318	24	31

In the 9 months reported turnover declined 3% and underlying turnover increased 5% reflecting underlying growth across all three areas of the business – Pharmaceuticals, Vaccines and Consumer Healthcare.

Total Group turnover declined 3% to £20,409 million, with Pharmaceuticals and Vaccines turnover down 5% to £16,482 million and Consumer Healthcare sales up 5% to £3,927 million.

Sales of pandemic related products, Avandia and Valtrex declined from £1,968 million for the first nine months of 2010 to £380 million for the same period in 2011. The decline of these products had a significant negative impact on reported Pharmaceuticals and Vaccines sales growth in all regions.

Underlying sales growth for the Group was 5%, with Vaccines up 16% and Pharmaceuticals and Consumer Healthcare up 3% and 5%, respectively. The growth in underlying Vaccines sales reflected the strong performances of Cervarix, Synflorix and Rotarix.

This was achieved despite the impact of pricing pressures in many markets. For the 9 months the incremental negative impact on sales of European austerity price cuts and US Healthcare Reform was approximately £230 million. As previously disclosed, the full year impact is expected to be £325 million.

Operating profit in the 9 months increased 24%, reflecting lower legal charges and R&D costs, partly offset by the decline in sales of higher margin pandemic related products, Avandia and Valtrex.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				5

PRESS RELEASE

Group turnover by geographic region

	Reported turnover Q3 2011		Underlying turnover Q3 2011	Reported turnover 9 months 2011		Underlying turnover 9 months 2011
	£m	CER%	CER%	£m	CER%	CER%
USA	2,325	1	2	6,436	(5)	—
Europe	2,045	(4)	(3)	6,213	(10)	(3)
Emerging Markets	1,399	13	13	3,974	10	18
Asia Pacific	451	6	9	1,349	7	11
Japan	646	31	50	1,688	(1)	35
Other	238	(10)	(6)	749	(13)	(4)

	7,104	3	6	20,409	(3)	5

Underlying turnover by geographic region – Q3 2011

Underlying quarterly turnover growth of 6% for the Group was primarily driven by growth in Japan (+50%) and Emerging Markets (+13%) which together with growth in the USA and Asia Pacific more than offset declines in Europe.

In Japan, Pharmaceuticals and Vaccines grew 57% and Consumer Healthcare grew 10%. In Emerging Markets, Pharmaceuticals and Vaccines grew 11% and Consumer Healthcare 17%. In the USA, Pharmaceuticals and Vaccines growth was 1% and Consumer Healthcare 5%. In Europe, Pharmaceuticals and Vaccines declined 4% and Consumer Healthcare declined 3% and in Asia Pacific, Pharmaceuticals and Vaccines grew 10% and Consumer Healthcare grew 10%. ViiV Healthcare sales grew by 7%, with USA up 11%, Europe up 1%, Emerging Markets up 17% and Rest of World down 6%.

In the quarter, Group sales outside the USA and Europe accounted for 38% of turnover and grew 17%.

Underlying turnover by geographic region – 9 months

Underlying quarterly growth of 5% for the Group was primarily driven by growth in Japan (+35% to £1,688 million) and Emerging markets (+18% to £3,974 million) which together with growth in Asia Pacific more than offset declines in Europe.

In Japan, Pharmaceuticals and Vaccines grew 40% and Consumer Healthcare grew 11%. In Emerging Markets, Pharmaceuticals and Vaccines grew 18% and Consumer Healthcare 17%. In the USA, Pharmaceuticals and Vaccines was flat and Consumer Healthcare grew 1%. In Europe both businesses declined, Pharmaceuticals and Vaccines by 3% and Consumer Healthcare by 1%. In Asia Pacific, Pharmaceuticals and Vaccines grew 10% and Consumer Healthcare grew 13%. ViiV Healthcare sales grew 1%, with USA up 2%, Europe down 3%, Emerging Markets up 22% and Rest of World down 10%.

Group sales outside the USA and Europe accounted for 38% of turnover and grew 17%.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				6

PRESS RELEASE

Operating profit and margin – before major restructuring

	Q3 2011			9 months 2011
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
Turnover	7,104	100	3	20,409	100	(3)
Cost of sales	(1,978)	28	3	(5,383)	26	(1)
Selling, general and administration	(2,067)	29	4	(6,365)	31	(21)
Research and development	(971)	14	2	(2,813)	14	(1)
Other operating income
- royalty income	85			218
- other	6			252

Operating profit	2,179	31	3	6,318	31	24

Earnings per share	28.5p		1	85.8p		41

Results before major restructuring – Q3 2011

Operating profit before major restructuring was £2,179 million, a 3% increase in CER terms. The operating profit margin excluding other operating income and legal charges was 29.7% (Q3 2010: 30.6%). The decline in the margin reflected the expected higher cost of sales and SG&A as a percentage of sales partially offset by lower R&D as a percentage of sales.

Cost of sales increased to 27.8% of turnover (Q3 2010: 27.5%). This reflected an adverse regional and product mix as well as European austerity price cuts, partly offset by lower inventory write-offs and asset impairments.

SG&A costs were 29.1% of turnover compared with 28.7% in Q3 2010. Excluding legal charges of £20 million (£48 million in Q3 2010), SG&A costs were 0.8 percentage points higher in Q3 2011 than in Q3 2010. This reflected continued investment in growth markets and the impact of the US Healthcare reform levy (£25 million in the quarter).

R&D expenditure grew 2% to £971 million, 13.7% of turnover (Q3 2010: 13.9%). Increased investment in the late-stage pipeline was partly offset by efficiency savings.

Other operating income was £91 million (Q3 2010: £95 million) primarily reflecting royalty income of £85 million (Q3 2010: £76 million).

The tax on profit before major restructuring charges amounted to £515 million and represented an effective tax rate of 25.7% (Q3 2010: 24.4%), reflecting the settlement of certain historical matters in 2011 and 2010.

EPS before major restructuring for the quarter was 28.5p compared with 28.2p in Q3 2010.

Results before major restructuring – 9 months

Operating profit before major restructuring was £6,318 million, a 24% increase in CER terms. The increase reflected lower legal and R&D costs partially offset by the decline in higher margin sales of pandemic related products, Avandia and Valtrex. The operating profit margin excluding legal charges and other operating income was 29.1%. The company continues to expect operating margin (excluding legal charges and other operating income) in 2011 to be around one percentage point lower than the equivalent margin of 30.4% in 2010.

Cost of sales increased to 26.4% of turnover (2010: 25.6%). This reflected the impact of the reduction of higher margin sales of pandemic related products, Avandia and Valtrex, together with the effect of regional and product mix and the impact of US Healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower inventory write-offs and other one-off favourable movements together with greater savings from the operational excellence restructuring programme. The company continues to expect 2011 cost of sales as a percentage of turnover to be around 26%.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				7

PRESS RELEASE

SG&A costs were 31.2% of turnover compared with 38.2% in 2010. Excluding legal costs of £81 million (£1,836 million in 2010), SG&A costs were 30.8% of turnover, 1.3 percentage points higher than in 2010. This reflected the impact of the reduction in sales of pandemic related products, Avandia and Valtrex, investment in growth markets and the US Healthcare reform levy (£75 million in the 9 months), partly offset by operational excellence savings in the USA and Europe. The company continues to expect 2011 SG&A costs, excluding legal charges, as a percentage of turnover to be around 30.5%. The full year impact of the industry levy associated with US Healthcare Reform is expected to be approximately £100 million in 2011.

R&D expenditure declined 1% to £2,813 million, 13.8% of turnover (2010: 13.6%). This decline reflected efficiency savings and lower intangible asset impairments partly offset by the increased investment in the late-stage pipeline. The higher percentage of turnover reflected the reduction in sales of pandemic related products, Avandia and Valtrex. The company continues to expect 2011 R&D costs as a percentage of turnover to be around 14%.

Other operating income was £470 million (2010: £375 million) primarily reflecting royalty income of £218 million (2010: £222 million) and profits on asset disposals of £301 million (2010: £184 million) partly offset by equity investment impairments of £53 million (2011: £34 million). The company continues to expect other operating income of around £600 million for the year, excluding any profit arising on the proposed Consumer Healthcare divestments of non-core OTC brands.

The pre-tax profit on the disposal of interests in associates was £584 million (£246 million after tax), reflecting the disposal of the remaining shares in Quest Diagnostics.

Tax on profit before major restructuring charges amounted to £1,891 million and represented an effective tax rate of 29.6% (2010: 30.0%). Excluding the impact of the tax on the disposal of the Quest shares, the tax rate was approximately 26.8%. The company continues to expect a tax rate for the full year, excluding the Quest disposal and the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands, of around 27%. Including the Quest disposal, the overall tax rate for the year is still expected to be around 29.5%.

EPS before major restructuring for the 9 months was 85.8p compared with 61.5p in 2010. Excluding legal charges EPS declined 4% in CER terms and 5% in sterling terms.

Total results

Operating profit after restructuring for Q3 2011 was £2,115 million compared with £1,958 million in Q3 2010. This included £64 million of restructuring charges (Q3 2010: £171 million): £20 million was charged to cost of sales (Q3 2010: £31 million), £31 million to SG&A (Q3 2010: £84 million) and £13 million to R&D (Q3 2010: £56 million). EPS after restructuring was 27.6p compared with 25.3p in Q3 2010.

Operating profit after restructuring for the nine months to September 2011 was £5,928 million compared with £4,103 million in 2010. This included £390 million of restructuring charges (2010: £1,062 million): £54 million was charged to cost of sales (2010: £90 million), £235 million to SG&A (2010: £493 million) and £101 million to R&D (2010: £479 million). EPS after restructuring was 79.4p compared with 45.7p in 2010.

Currency impact

The Q3 2011 results are based on average exchange rates, principally £1/$1.59, £1/€1.12 and £1/Yen 126. Comparative exchange rates are given on page 38. The period end exchange rates were £1/$1.56, £1/€1.16 and £1/Yen 120. If exchange rates were to hold at period end levels for the rest of 2011 and there were no exchange gains or losses in the next quarter, the estimated impact on 2011 sterling EPS growth before major restructuring would be approximately zero.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				8

PRESS RELEASE

Cash generation and conversion

Cash flow and net debt

	Q3 2011	9 months 2011	9 months 2010
Net cash inflow from operating activities (£m)	1,828	4,104	5,332
Adjusted net cash inflow from operating activities (£m)	2,318	5,358	6,646
Free cash flow* (£m)	1,548	2,775	3,755
Free cash flow growth (%)	181%	(26)%	(6)%
Free cash flow conversion*(%)	146%	99%	131%

*	Free cash flow and free cash flow conversion are defined on page 23.

In the quarter, net cash inflow from operating activities was £1,828 million, and adjusted net cash inflow from operating activities (excluding legal settlements), was £2,318 million, up 18% in sterling terms, primarily benefiting from the timing of tax payments. After paying dividends to shareholders and non-controlling interests of £830 million and making share repurchases of £980 million, net debt increased by £241 million.

The net cash inflow from operating activities for the 9 months was £4,104 million (2010: £5,332 million). Excluding legal settlements of £1,254 million (2010: £1,314 million), the adjusted net cash inflow from operating activities was £5,358 million (2010: £6,646 million), a 19% decrease in sterling terms over 2010. This reflected the lower contributions from pandemic related products, Avandia and Valtrex in the 9 months, as well as the phasing of restructuring payments in 2010, and a less favourable working capital position.

The cash flow from operations together with asset disposals of £1,405 million enabled the Group to pay dividends (including distributions to non-controlling interests) of £2.8 billion, and spend £1,826 million on repurchasing shares. At 30th September 2011, net debt was £9.5 billion, comprising gross debt of £15.1 billion and cash and liquid investments of £5.6 billion. At 30th September 2011, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £872 million with loans of £3,537 million repayable in the subsequent year.

Free cash flow declined in the 9 months compared with 2010 reflecting lower trading profit as a result of lower sales of pandemic related products, Avandia and Valtrex, and a less favourable working capital position.

Free cash flow conversion in 2010 benefited from the receipt of pandemic receivables and the timing of restructuring payments, which negatively impacted 2011. Adjusting for these factors free cash flow conversion was broadly similar at 103% for 2011 (2010: 108%).

Working capital

	30th September 2011	30th June 2011	31st March 2011	31st December 2010	30th September 2010
Working capital percentage of turnover (%)	24	25	25	23	25
Working capital conversion cycle* (days)	227	236	241	221	232

*	Working capital conversion cycle is defined on page 23.

In the quarter, working capital improved by nine days largely as a result of lower inventory holdings. For the 9 months working capital increased by six days principally reflecting new product and seasonal inventory increases in Vaccines and Emerging Markets.

Reporting to shareholders

As previously announced, a number of changes to the way GSK reports, including transition to a Core EPS measure, will be introduced in 2012. These changes will be presented in detail, at a teleconference on 1st December 2011. Details of the teleconference will be distributed separately.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				9

PRESS RELEASE

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions. The company has also stated that it intends to use the net proceeds from the proposed sale of its non-core OTC brands to fund increased returns to shareholders.

Dividends

The Board has declared a third interim dividend of 17 pence per share (Q3 2010: 16 pence). The equivalent interim dividend receivable by ADR holders is 54.2980 cents per ADS based on an exchange rate of £1/$1.5970. The ex-dividend date will be 2nd November 2011, with a record date of 4th November 2011 and a payment date of 5th January 2012.

	Paid/ payable	Pence per share	£m
2011
First interim	7th July 2011	16	814
Second interim	6th October 2011	16	808
Third interim	5th January 2012	17	845

2010
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	759
Third interim	6th January 2011	16	816
Fourth interim	7th April 2011	19	967

		65	3,306

Share repurchases

During the quarter, GSK repurchased 71.2 million shares (£934 million), bringing the total for the year to date to 142.7 million shares (£1,826 million). Total repurchases in 2011 are now expected to be up to £2.3 billion. GSK intends to continue to make significant repurchases beyond 2011 where this use of funds delivers an attractive return.

Weighted average number of shares

		Q3 2011 millions	Q3 2010 millions
Weighted average number of shares – basic		5,001	5,086
Dilutive effect of share options and share awards		58	40

Weighted average number of shares – diluted		5,059	5,126

	9 months 2011 millions	9 months 2010 millions	2010 millions
Weighted average number of shares – basic	5,050	5,083	5,085
Dilutive effect of share options and share awards	71	45	43

Weighted average number of shares – diluted	5,121	5,128	5,128

The weighted average number of shares has been reduced by 15 million in Q3 2011 and 36 million in 9 months 2011 as a result of the share repurchase programme partly offset by the issue of new shares to meet share option exercises in the year.

At 30th September 2011, 4,971 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 5,091 million shares at 31st December 2010.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				10

PRESS RELEASE

Divisional performance

Pharmaceuticals and Vaccines – Q3 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
USA	1,892	(1)	1	1,262	3	67
Europe	1,410	(5)	(4)	779	(6)	55
Emerging Markets	949	11	11	280	—	30
Asia Pacific	311	6	10	136	8	44
Japan	587	34	57	359	30	61
ViiV Healthcare	435	7	7	248	10	57
Pharmaceutical R&D				(734)	2
Other trading and unallocated pharmaceuticals	191	(10)	(5)	(280)	(16)	>100

	5,775	3	6	2,050	2	36

Pharmaceuticals (incl. ViiV Healthcare)	4,633	1	2	1,604	(1)	35
Vaccines	1,142	14	21	446	16	39

	5,775	3	6	2,050	2	36

Pharmaceuticals and Vaccines – 9 months 2011

	Reported turnover		Underlying turnover	Operating profit before major restructuring
	£m	Growth CER%	Growth CER%	£m	Growth CER%	Margin %
USA	5,219	(6)	—	3,592	—	69
Europe	4,322	(13)	(3)	2,388	(17)	55
Emerging Markets	2,707	7	18	811	(7)	30
Asia Pacific	931	5	10	421	5	45
Japan	1,520	(2)	40	922	(8)	61
ViiV Healthcare	1,167	1	1	651	3	56
Pharmaceutical R&D				(2,141)	(4)
Other trading and unallocated pharmaceuticals	616	(13)	(2)	(508)	(17)	(83)

	16,482	(5)	5	6,136	(9)	37

Pharmaceuticals (incl. ViiV Healthcare)	13,795	(2)	3	5,190	1	38
Vaccines	2,687	(20)	16	946	(40)	35

	16,482	(5)	5	6,136	(9)	37

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				11

PRESS RELEASE

Q3 2011

US sales fell by 1% in the quarter reflecting the loss of sales of pandemic related products, Avandia and Valtrex. Operating profit increased 3%, as a result of continuing cost containment in SG&A and higher disposal income, more than offsetting the loss of profit from these products. Underlying sales grew 1% in the quarter. There were some adjustments (both positive and negative) to previous accruals for returns and rebates that impacted reported growth for several products. The net effect of these adjustments, combined with some unfavourable stocking patterns, was not significant.

European sales declined 5%, reflecting the impact of the loss of Avandia and pandemic related product sales and ongoing austerity price cuts. Operating profit declined 6% as the impact of lower sales of these higher margin products was partially mitigated by expense savings. Total price reductions in Europe adversely impacted underlying sales growth for the region by approximately seven percentage points. GSK continues to expect the full year impact of price reductions in Europe to impact underlying sales adversely by approximately 5%.

Sales in Emerging Markets increased 11%, with strong growth in Dermatologicals (in part reflecting a year-on-year benefit of acquisitions made in the fourth quarter of 2010) and Vaccines. Operating profit was flat, reflecting the higher sales of lower margin tender vaccines and the loss of sales of pandemic related products and Avandia.

Asia Pacific operating profit increased 8% on a turnover increase of 6% reflecting favourable operating leverage.

In Japan, turnover grew 34% in the quarter, reflecting especially strong sales of Cervarix (£187 million) and the continued strong performance following the launch of Avodart (£20 million). Operating profit increased 30%, which was below turnover growth of 34% due to lower product disposal income compared with Q3 2010.

ViiV Healthcare turnover grew 7% and operating profit 10% reflecting favourable adjustments to previous accruals for returns and rebates.

The other trading and unallocated pharmaceuticals turnover declined 10% reflecting the impact of the loss of Avandia and pandemic related product sales. Underlying sales declined 5% due to lower global vaccine tenders.

Pharmaceuticals R&D costs increased 2%, primarily reflecting investment in the late-stage pipeline, partly offset by operational efficiency savings.

9 months 2011

Turnover in the USA fell 6%, reflecting the loss of sales of pandemic related products, Avandia and Valtrex. Underlying turnover was flat. Operating profit was also flat as a result of continuing cost containment in SG&A and higher product disposal income offsetting the loss of profit from these products.

The loss of sales of Avandia and pandemic related products and austerity price cuts continued to impact Europe and turnover fell 13%. Underlying turnover was down 3%. Operating profit declined 17% as the impact of lower sales of these higher margin products was partially mitigated by expense savings.

In Emerging Markets the loss of sales from pandemic related products and Avandia had a significant negative impact on reported sales growth of 7%. Underlying turnover increased 18%, but operating profit declined 7% reflecting higher sales of lower margin tender vaccines, the loss of sales of pandemic related products and Avandia and a number of tail product disposals in Latin America in 2010.

Asia Pacific operating profit increased 5% on a turnover increase of 5%; underlying turnover grew 10%.

Japan’s turnover decreased 2% reflecting the loss of sales of pandemic related products. Operating profit declined 8% reflecting continued investment in the underlying business. Underlying turnover increased 40% principally as a result of the strong Cervarix and new product performance.

ViiV Healthcare turnover grew 1% and operating profit 3%.

The other trading and unallocated pharmaceuticals turnover declined 13% reflecting the impact of the loss of Avandia and pandemic related product sales and lower vaccine tenders. Underlying sales declined 2%.

Pharmaceuticals R&D costs declined 4%, primarily reflecting operational efficiency savings and lower intangible write-offs, partly offset by investment in the late-stage pipeline.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				12

PRESS RELEASE

Pharmaceutical sales summary

	Q3 2011		9 months 2011
	£m	CER%	£m	CER%
Respiratory	1,714	(2)	5,341	1
Anti-virals	202	(10)	612	(30)
Central nervous system	458	3	1,275	(3)
Cardiovascular and urogenital	700	7	2,021	10
Metabolic	83	(35)	259	(55)
Anti-bacterials	323	(3)	1,035	2
Oncology and emesis	196	13	511	—
Dermatology	283	4	821	4
ViiV Healthcare (HIV)	435	7	1,167	1
Other	239	1	753	10

	4,633	1	13,795	(2)

Pharmaceutical sales growth in the quarter was sourced from several therapy areas, including Cardiovascular and urogenital, HIV, Oncology and emesis, Central nervous system and Dermatology, more than offsetting declines in Metabolic, Respiratory, Anti-virals and Anti-bacterials.

In the 9 months, turnover declined 2%, with growth in Cardiovascular and urogenital, Respiratory, Dermatology, Anti-bacterials, HIV and Oncology and emesis more than offset by declines in Metabolic, Anti-virals and Central nervous system.

Respiratory

Q3 2011 (£1,714 million; -2%)

In the quarter, Respiratory sales declined, principally as a result of a 3% fall in Seretide/Advair sales to £1,217 million and a 3% decline in Flixotide/Flovent sales to £183 million. Ventolin sales increased 5% to £136 million and Avamys/Veramyst grew 23% to £50 million. Sales in the quarter were also impacted by net unfavourable adjustments to previous accruals for returns and rebates and unfavourable stocking patterns in the USA. Excluding these factors global respiratory sales were flat.

In the USA, reported sales of Advair declined 7% to £593 million primarily due to variations in wholesaler and retailer stocking patterns in both Q3 2010 and Q3 2011. Excluding these factors, sales for the quarter declined approximately 3% (7% volume decline partly offset by 4% positive impact of mix and price).

Flixotide/Flovent sales in the USA declined 3% to £100 million, largely reflecting unfavourable adjustments to previous accruals for returns and rebates and unfavourable stocking patterns. Excluding these factors, US sales for the quarter grew approximately 8% (3% volume plus 5% positive impact of mix and price).

The ICS/LABA combination market in the USA (which includes Advair) has declined approximately 3% in Q3 2011 compared with Q3 2010, which was caused in part by new FDA labelling, implemented in 2010, required for all ICS/LABA combinations. Overall, the company has maintained its clear leadership position in the overall ‘controller’ class (LABA, ICS and anti-cholinergic products) despite new competition (combined market share of Advair and Flovent 50% in Q3 2011 compared with 52% in Q3 2010). Overall prescription volume in the controller class is down approximately 1%. (All market growth and share data based on IMS Health data.)

European Respiratory sales were down 1% in the quarter. Seretide sales were level at £384 million as volume increases offset the impact of price reductions by European governments.

In Emerging Markets, Respiratory sales grew 8% in the quarter, with growth across multiple products in the portfolio. Seretide was flat in the quarter with sales of £75 million as strong volume growth was offset by price cuts particularly in Russia and Turkey.

In Japan, sales grew 5% to £116 million.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				13

PRESS RELEASE

9 months 2011 (£5,341 million; +1%)

In the 9 months respiratory sales growth was primarily driven by growth of Ventolin, up 15% to £431 million, and Avamys/Veramyst, up 29% to £186 million, offsetting the 1% decline in Seretide/Advair sales. In the USA, sales of Advair were down 3% to £1,793 million while Flovent grew 4% to £313 million and Ventolin grew 35% to £167 million.

Anti-virals

Q3 2011 (£202 million; -10%)

Sales growth in the quarter was impacted by low sales of Relenza (-94% to £2 million) compared with significant sales in 2010 related to pandemic flu. In addition, Valtrex sales continued to decline as a result of generic competition in the USA and Europe (-12% to £87 million). Sales of Zeffix were up 11% to £63 million as a result of strong growth in Emerging Markets.

9 months 2011 (£612 million; -30%)

Sales growth for the 9 months was impacted by low sales of Relenza (-81% to £23 million) compared with significant sales in 2010 related to pandemic flu. In addition, Valtrex sales continued to decline as a result of generic competition in the USA and Europe (-41% to £263 million). Sales of Zeffix were up 7% to £181 million as a result of strong growth in Emerging Markets.

Central nervous system

Q3 2011 (£458 million; +3%)

Central nervous system performance was primarily impacted by growth of Lamictal (up 18% to £153 million), principally reflecting strong growth of Lamictal XR and favourable adjustments to previous accruals for returns and rebates in the USA.

9 months 2011 (£1,275 million; -3%)

Central nervous system performance was primarily impacted by declines in Paxil sales (down 13% to £319 million) partially offset by Lamictal sales growth (up 7% to £395 million) benefiting from growth in Japan where the product grew 85% to £25 million and by a continuing strong performance of Lamictal XR in the USA.

Cardiovascular and urogenital

Q3 2011 (£700 million; +7%)

The Avodart franchise grew 19% to £188 million in the quarter with growth driven by a strong contribution from the ongoing launch of the new combination product Duodart/Jalyn in the USA and Europe and of Avodart in Japan. Lovaza growth slowed in the quarter, as the overall market declined in part as a result of economic pressures in the USA.

9 months 2011 (£2,021 million; +10%)

Growth was primarily driven by growth in the Avodart franchise, up 21% to £542 million, and Lovaza, up 12% to £411 million.

Metabolic

Q3 2011 (£83 million; -35%)

The decline in Metabolic sales reflected the loss of sales of Avandia.

9 months 2011 (£259 million; -55%)

The decline in Metabolic sales primarily reflected the loss of sales of Avandia. In addition, sales of Boniva were negatively impacted by the termination of co-promotion agreements in certain European countries in 2010.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				14

PRESS RELEASE

Anti-bacterials

Q3 2011 (£323 million; -3%)

Anti-bacterial sales were down 3% to £323 million as lower sales in Europe (-12% to £112 million), primarily due to price cuts, offset growth in Emerging Markets (+5% to £155 million).

9 months (£1,035 million; +2%)

Anti-bacterial sales grew 2% to £1,035 million with growth in the category led by sales in Emerging Markets (+8% to £468 million), with growth across Augmentin, Fortum, Zinacef and Ceftin.

Oncology and emesis

Q3 2011 (£196 million; +13%)

The impact of generic competition in the USA to Hycamtin was offset by strong growth from the new products Votrient, Promacta and Arzerra (£64 million, + >100%).

9 months 2011 (£511 million; flat)

Sales for the 9 months were flat as the impact of generic competition in the USA to Hycamtin and the continued decline of Zofran were offset by strong growth from the new products Votrient, Promacta and Arzerra (£152 million, +>100%).

Dermatology

Q3 2011 (£283 million; +4%)

Reported growth benefited from the addition of sales from businesses acquired in the fourth quarter of 2010 and first quarter of 2011 and some favourable adjustments to previous accruals for returns and rebates. Growth was negatively impacted by the effect of the disposal of Zovirax in North America and wholesaler stocking patterns. Excluding these factors, growth in the category was flat, in part due to price cuts in Europe and the impact of generic competition to Evoclin in the USA.

9 months 2011 (£821 million; +4%)

Reported growth in the 9 months also benefited from the addition of sales from businesses acquired in the fourth quarter of 2010 and first quarter of 2011 and some favourable adjustments made in Q3 2011 to previous accruals for returns and rebates. Growth was negatively impacted by the effect of the disposal of Zovirax in North America and wholesaler stocking patterns. Excluding these factors, growth in the category was up 1%, impacted by price cuts in Europe and the impact of generic competition to Evoclin in the USA.

ViiV Healthcare (HIV)

Q3 2011 (£435 million; +7%)

Reported growth rates for ViiV Healthcare products in the USA reflected favourable adjustments to previous accruals for returns and rebates. Excluding these ViiV Healthcare growth in the USA was 1% and global growth was 3%. Sales in Emerging Markets included a significant and tender sale of Combivir of £21 million.

Terms of a settlement agreement with Teva allow for generic copies of Combivir to enter the US market in Q4 2011.

9 months 2011 (£1,167 million; +1%)

9 month year to date growth was primarily driven by Epzicom/Kivexa (up 10% to £447 million) and Selzentry (up 34% to £77 million).

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				15

PRESS RELEASE

Vaccines sales

	Q3 2011		9 months 2011
	£m	CER%	£m	CER%
Total Vaccines sales	1,142	14	2,687	(20)

Vaccines sales, excluding pandemic related products	1,141	21	2,677	16

Q3 2011 (£1,142 million, +14%)

Excluding sales of pandemic flu vaccine, underlying sales rose 21% to £1,141 million in the quarter with strong growth in all markets except Europe, where vaccines sales (impacted by austerity price cuts) declined 12% to £285 million.

Cervarix sales more than doubled to £232 million in the quarter primarily reflecting the phasing of the national HPV vaccination programme in Japan which started at the very end of last year (£187 million in the quarter). The catch-up vaccination cohort in Japan includes five age groups and the majority of vaccine to support this programme has now been shipped, with most of the remainder due to be shipped in Q1 2012.

Infanrix/Pediarix franchise reported strong growth in the USA in the quarter, up 61% to £60 million, helped by filling backorders for Kinrix.

Boostrix grew 7% to £62 million, led by growth in the USA, up 10% to £43 million in the quarter. On 8th July 2011, the FDA approved Boostrix for use in adults of 65 years of age and older for active booster immunisation against tetanus, diphtheria and pertussis (whooping cough). The full launch of this new indication began in September 2011.

Sales of hepatitis vaccines grew in Emerging Markets, up 15% to £23 million, and Asia Pacific, up 11% to £11 million. In the USA, hepatitis sales were down 14% to £82 million, reflecting a difficult comparison with Q3 2010 when sales grew 39% as a result of filling backorders.

In the USA, sales of Fluarix/Flulaval were up 40% to £109 million in the quarter, helped by the early deliveries of GSK’s supply for the current season. Growth in the USA helped to offset a significant decline in Europe (down 52% to £24 million), which is primarily related to the impact of price cuts.

9 months 2011 (£2,687 million, -20%)

The loss of flu pandemic vaccine sales in the 9 months resulted in a decline in reported vaccines sales of 20% to £2,687 million. Excluding the effect of the flu pandemic vaccine sales, underlying sales grew by 16%, with growth in all regions except Europe. European underlying vaccines sales were impacted by austerity price cuts and fewer tender orders for Cervarix and declined 13% to £790 million.

In the first 9 months, Synflorix grew 61% to £283 million (Q3 +14% to £107m) reflecting continued growth related to tenders in Emerging Markets.

The strong reported growth of Rotarix (+49% to £227 million) reflected the impact of the product being off the market during part of 2010.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				16

PRESS RELEASE

Sales from new pharmaceutical and vaccine launches

	Q3 2011		9 months 2011
	£m	CER%	£m	CER%
Avamys/Veramyst	50	23	186	29
Lamictal XR	29	55	77	72
Requip XL	37	(3)	108	(1)
Treximet	14	8	42	5
Coreg CR	35	(14)	107	(6)
Duodart/Jalyn	29	>100	71	>100
Volibris	25	>100	69	>100
Promacta	22	>100	51	>100
Arzerra	12	33	32	50
Tyverb/Tykerb	61	3	172	3
Votrient	30	>100	69	>100
Cervarix	232	>100	406	>100
Rotarix	75	44	227	49
Synflorix	107	14	283	61
Others	15		29

	773	69	1,929	54

Total sales of new products (launched since beginning of 2007 and excluding pandemic vaccine) were £773 million and grew 69% in the quarter. The most significant contributors to this growth were: Cervarix, Synflorix, Duodart/Jalyn and Votrient.

The launches of three new products are underway:

•

Benlysta for lupus is being launched in the USA as part of the global partnership with Human Genome Sciences, Inc. The product has also recently been introduced in Germany (the first market in Europe) and launches in several additional markets are expected during the fourth quarter. Total sales in the quarter were $19 million. GSK turnover of £6 million reflects share of gross profit in the USA and total sales in all other markets.

•

Trobalt as an adjunctive (add-on) treatment of partial onset seizures (a form of epilepsy where a seizure begins in a specific area in one side of the brain) is also being launched in Europe (£1 million). Additionally, the product has been approved by the FDA under the brand name Potiga, and following a review by the US Drug Enforcement Administration, launch of the product is expected during the first half of 2012.

•

Horizant for the treatment of moderate-to-severe primary Restless Legs Syndrome in adults received FDA approval during Q2 and the launch of the product is underway. Additionally, on 9th August 2011, a supplemental new Drug Application (sNDA) was submitted to the FDA requesting approval of Horizant for management of post-herpetic neuralgia in adults and in October the FDA accepted the application.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				17

PRESS RELEASE

Consumer Healthcare

	Q3 2011		9 months 2011
	£m	CER%	£m	CER%
Turnover
Over-the-counter medicines	606	—	1,828	1
Oral healthcare	446	10	1,297	9
Nutritional healthcare	277	9	802	10

Total	1,329	5	3,927	5

Q3 2011

Consumer Healthcare recorded sales growth of 5% for the quarter. The combined net impact of the Maxinutrition acquisition and the disposal of some non-strategic brands was not significant.

The process of divesting the non-core brands is continuing and GSK continues to target a conclusion of the bidding process by the end of the year, subject to delivering appropriate shareholder value. Excluding the sales of the non-core OTC brands proposed for divestment, sales were up approximately 7%.

OTC sales were flat at £606 million. The smoking control franchise grew 13% in the USA and 31% in Europe, in both cases primarily driven by restocking by retailers. Core GI brands, Tums and Eno, also contributed strong growth but this was offset by declines in sales of Respiratory health products (resulting from weakened consumer demand and some retailer destocking) and alli. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £66 million in the quarter, level with Q3 2010.

Oral healthcare sales were up 10%. Sensodyne up 23%, registered its tenth consecutive quarter of double-digit growth, driven by the successful launch of Repair & Protect and the ongoing geographic expansion of the Pronamel Acid Erosion business. The denture care business grew 8%.

Nutritional healthcare sales grew 9% in the quarter. Excluding the acquisition of Maxinutrition, sales in this category grew 5%. Strong growth in emerging markets across the Nutritionals portfolio was partly offset by the impact of poor macroeconomic conditions and increasing competitor activity in Europe affecting Lucozade.

9 months 2011

Consumer Healthcare sales growth was also 5% for the 9 months. OTC sales grew 1% with strong growth of brands in several categories, particularly gastrointestinal and analgesics, offset by a decline in alli.

Oral healthcare sales increased 9%, again led by Sensodyne, and Nutritional healthcare grew by 10% as good gains in Horlicks and Ribena sales were only partly offset by a small decline in Lucozade sales.

	Q3 2011		9 months 2011
	£m	Growth CER%	£m	Growth CER%
Turnover
USA	256	5	733	1
Europe	490	(3)	1,455	(1)
ROW	583	13	1,739	14

Total	1,329	5	3,927	5

Operating profit before major restructuring	328	4	852	14

Operating margin before major restructuring	24.7%		21.7%

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				18

PRESS RELEASE

Q3 2011

The Rest of World markets led growth at 13% for the quarter. Results were particularly strong in Africa (+21%), India (+21%), Middle East (+20%) and South America (+18%).

The USA grew 5%, helped by very strong results from Tums, up 16%, and Oral healthcare products, up 18% (reported growth benefited from comparison with a weak Q3 2010 when Oral healthcare was down 9%, in part due to weakened demand for some premium priced products). Smoking control products grew 13%, benefiting from some retailer restocking in the quarter. Sales of alli were down 15%.

Europe reported a decline of 3%. Smoking control products grew 31%, driven largely by retailers’ restocking. The environment in Europe continues to be challenging with weakened consumer demand and some increasing competitor activity. The reported growth of the European business also continues to be negatively impacted by a decline in alli sales. Consumer Healthcare operating profit grew 4% in the quarter broadly in line with sales.

9 months 2011

The Rest of World markets continued to lead growth with a 14% increase in sales. US sales increased 1% as gains in Oral healthcare outweighed a decline in OTC medicines sales. Europe recorded a 1% decline in sales as a result of the difficult economic conditions in the area and lower sales of alli.

Operating profit grew 14% in the 9 months as a result of income from product disposals and trading margin leverage.

In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £199 million (+4%).

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				19

PRESS RELEASE

Research and development

GSK remains focused on delivering an improved return on its investment in R&D and sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards). R&D expenditure for nine months 2011 is analysed below.

9 months 2011 £m
Discovery	601
Development	1,227
Facilities and central support functions	459

2,287
Vaccines	413
Consumer Healthcare	113

R&D before major restructuring	2,813

GSK’s late-stage Pharmaceuticals and Vaccines pipeline

There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below. On the regulatory side, Horizant was filed with the FDA for post-herpetic neuralgia and GSK received a second complete response letter for Menhibrix. Also, data on IPX066 (Parkinson’s disease), Promacta in Hepatitis C and RTS,S were received in the quarter, and recruitment was completed in a variety of studies.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: 1120212, 2118436, 2402968, 642444+573719, albiglutide, dolutegravir (1349572), IPX066, MAGE-A3 (event driven), migalastat HCl, RTS,S, otelixizumab, Promacta, Relovair, Tykerb, Votrient. Phase III data were announced from studies on IPX066, otelixizumab and Votrient in Q1 and Promacta and Relovair in Q2.

Data were announced in Q3 from the final pivotal study for IPX066, a head-to-head study versus Stalevo in Parkinson’s disease (ASCEND). Additionally, the first data were announced from the Phase III study of Mosquirix for malaria prophylaxis in 5-17 month old children. Of the 15 assets with data expected by the end of 2012, six have now reported data. Of these, data have been filed for Votrient in sarcoma, data is in-house and being reviewed for Promacta (Hepatitis C) and IPX066 in Parkinson’s disease and programmes are ongoing for Relovair and RTS,S. One study, with otelixizumab, failed to show efficacy. Overall, by the end of 2012 GSK expects more than 30 further Phase III read-outs on the ongoing assets.

The table below is provided as part of GSK’s quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of announcement.

Benlysta for systemic lupus erythematosus and Prolia/Xgeva (denosumab) for post-menopausal osteoporosis and skeletal related events in cancer were listed as approved in the last quarterly update and are no longer included in the table, although filings and approvals are currently taking place outside of the USA and EU. Additionally, otelixizumab was listed as no longer being developed for established type 1 diabetes and has been removed from the table.

Biopharmaceuticals		USA	EU	News update in the quarter

Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III

albiglutide	Type 2 diabetes	Ph III	Ph III

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				20

PRESS RELEASE

Cardiovascular & Metabolic		USA	EU	News update in the quarter

darapladib	Atherosclerosis	Ph III	Ph III	Recruitment for SOLID study is anticipated to complete by the end of October 2011.

Neurosciences		USA	EU	News update in the quarter

Potiga (ezogabine)/ Trobalt (retigabine)	Epilepsy	Approved Jun 2011	Approved Mar 2011	Launched in the EU; awaiting DEA scheduling in USA prior to launch.

Horizant	Post-herpetic neuralgia	Filed Aug 2011	n/a

IPX066	Parkinson’s disease	n/a	Ph III	Positive Phase III data from ASCEND study announced in August. EU filing strategy under review.

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III	ENABLE-2 data in-house and under review. ENABLE-1 data being presented at AASLD in November.
	CLD	Ph III	Ph III	Awaiting full hepatitis C data before deciding next steps.

Votrient (pazopanib)	Sarcoma	Filed Jun 2011	Filed Jul 2011
	Ovarian	Ph III	Ph III

	First-line metastatic breast cancer	Ph III	Ph III

Tykerb/Tyverb	Adjuvant breast cancer	Ph III	Ph III	Tykerb monotherapy arm of the ALTTO trial closed after recommendation by IDMC; other arms continue unchanged.
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III

1120212 (MEK inhibitor)	Metastatic melanoma	Ph III	Ph III	Recruitment completed in Phase III study.

2118436 (BRaf inhibitor)	Metastatic melanoma	Ph III	Ph III	Recruitment completed in Phase III study.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair (‘444+’698)	COPD	Ph III	Ph III
	Asthma	Ph III	Ph III
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
‘444+’719	COPD	Ph III	Ph III
‘698	Asthma	Ph III		Recruitment started in Phase III ‘698 monotherapy programme.

Rare Diseases		USA	EU	News update in the quarter

migalastat HCl	Fabry disease	Ph III	Ph III	Second Phase III study (012) commenced in September 2011.

2402968	Duchenne muscular dystrophy		Ph III

2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III

Vaccines		USA	EU	News update in the quarter

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	Received second FDA Complete Response letter.

MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Filed Mar 2011
Herpes zoster	Shingles prophylaxis	Ph III	Ph III

Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a	Positive data in 5-17 month old children reported and published in NEJM.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III

‘572-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				21

PRESS RELEASE

Definitions

Underlying sales growth

Underlying sales growth excludes the sales of pandemic related products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products in 2010 and 2011. Sales of these products were:

	Q3 2011		Q3 2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		7,104		6,813	3
Pandemic related products	3		76
Avandia	22		70
Valtrex	87		95

		112		241

Underlying Group turnover		6,992		6,572	6

Q3 2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	—	2	—	—	2	(1)	3
Avandia	14	(1)	4	3	—	2	22
Valtrex	22	11	8	6	37	3	87

Q3 2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	14	4	7	1	49	1	76
Avandia	33	20	2	5	—	10	70
Valtrex	27	14	7	11	35	1	95

	9 months 2011		9 months 2010		Growth
	£m	£m	£m	£m	CER%
Group turnover		20,409		21,195	(3)
Pandemic related products	33		1,141
Avandia	84		391
Valtrex	263		436

		380		1,968

Underlying Group turnover		20,029		19,227	5

9 months 2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	—	11	—	12	9	1	33
Avandia	60	(3)	11	6	—	10	84
Valtrex	66	36	22	28	106	5	263

9 months 2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic related products	49	404	203	21	414	50	1,141
Avandia	197	92	39	25	—	38	391
Valtrex	228	53	20	32	97	6	436

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				22

PRESS RELEASE

Results before major restructuring

Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.

Net income margin

Net income margin is profit after taxation before major restructuring as a percentage of sales.

CER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis.

Free cash flow conversion

Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities

Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2010.

Contacts

UK Media enquiries:	David Mawdsley Stephen Rea Sarah Spencer Janet Morgan David Daley	+44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502	(London) (London) (London) (London) (London)

US Media enquiries:	Kevin Colgan Mary Anne Rhyne Sarah Alspach Jennifer Armstrong	+1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839	(North Carolina) (North Carolina) (Washington, DC) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Tom Curry Gary Davies Ziba Shamsi Jeff McLaughlin	+44 20 8047 5543 +1 (215) 751 5419 +44 20 8047 5503 +44 20 8047 3289 +1 (215) 751 7002	(London) (Philadelphia) (London) (London) (Philadelphia)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom

Registered in England and Wales. Registered number: 3888792

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				23

PRESS RELEASE

Financial information

Income statement

Three months ended 30th September 2011

	Results before major restructuring Q3 2011 £m		Growth CER%	Major restructuring Q3 2011 £m	Total Q3 2011 £m		Results before major restructuring Q3 2010 £m		Major restructuring Q3 2010 £m	Total Q3 2010 £m
TURNOVER	7,104		3		7,104		6,813			6,813

Cost of sales	(1,978)		3	(20)	(1,998)		(1,875)		(31)	(1,906)

Gross profit	5,126		3	(20)	5,106		4,938		(31)	4,907

Selling, general and administration	(2,067)		4	(31)	(2,098)		(1,956)		(84)	(2,040)
Research and development	(971)		2	(13)	(984)		(948)		(56)	(1,004)
Other operating income	91				91		95			95

OPERATING PROFIT	2,179		3	(64)	2,115		2,129		(171)	1,958

Finance income	19				19		22			22
Finance expense	(190)			(1)	(191)		(196)		(1)	(197)
Share of after tax profits of associates and joint ventures	(2)				(2)		16			16

PROFIT BEFORE TAXATION	2,006		2	(65)	1,941		1,971		(172)	1,799

Taxation	(515)			17	(498)		(480)		24	(456)
Tax rate %	25.7%				25.7%		24.4%			25.3%

PROFIT AFTER TAXATION FOR THE PERIOD	1,491		—	(48)	1,443		1,491		(148)	1,343

Profit attributable to non-controlling interests	65				65		55			55
Profit attributable to shareholders	1,426			(48)	1,378		1,436		(148)	1,288

	1,491			(48)	1,443		1,491		(148)	1,343

EARNINGS PER SHARE	28.5	p	1		27.6	p	28.2	p		25.3	p

Diluted earnings per share	28.2	p			27.2	p	28.0	p		25.1	p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				24

PRESS RELEASE

Income statement

Nine months ended 30th September 2011

	Results before major restructuring 9 months 2011 £m		Growth CER%	Major restructuring 9 months 2011 £m	Total 9 months 2011 £m		Results before major restructuring 9 months 2010 £m		Major restructuring 9 months 2010 £m	Total 9 months 2010 £m
TURNOVER	20,409		(3)		20,409		21,195			21,195

Cost of sales	(5,383)		(1)	(54)	(5,437)		(5,425)		(90)	(5,515)

Gross profit	15,026		(4)	(54)	14,972		15,770		(90)	15,680

Selling, general and administration	(6,365)		(21)	(235)	(6,600)		(8,099)		(493)	(8,592)
Research and development	(2,813)		(1)	(101)	(2,914)		(2,881)		(479)	(3,360)
Other operating income	470				470		375			375

OPERATING PROFIT	6,318		24	(390)	5,928		5,165		(1,062)	4,103

Finance income	61				61		58			58
Finance expense	(594)			(1)	(595)		(588)		(3)	(591)
Profit on disposal of interest in associate	584				584		—			—
Share of after tax profits of associates and joint ventures	19				19		63			63

PROFIT BEFORE TAXATION	6,388		38	(391)	5,997		4,698		(1,065)	3,633

Taxation	(1,891)			68	(1,823)		(1,410)		263	(1,147)
Tax rate %	29.6%				30.4%		30.0%			31.6%

PROFIT AFTER TAXATION FOR THE PERIOD	4,497		39	(323)	4,174		3,288		(802)	2,486

Profit attributable to non-controlling interests	165				165		162			162
Profit attributable to shareholders	4,332			(323)	4,009		3,126		(802)	2,324

	4,497			(323)	4,174		3,288		(802)	2,486

EARNINGS PER SHARE	85.8	p	41		79.4	p	61.5	p		45.7	p

Diluted earnings per share	84.6	p			78.3	p	61.0	p		45.3	p

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				25

PRESS RELEASE

Statement of comprehensive income
	Q3 2011 £m	Q3 2010 £m
Profit for the period	1,443	1,343

Exchange movements on overseas net assets and net investment hedges	(307)	267
Reclassification of exchange on disposal of overseas subsidiary	—	(2)
Fair value movements on available-for-sale investments	(25)	63
Deferred tax on fair value movements on available-for-sale investments	18	(7)
Reclassification of fair value movements on available-for-sale investments	(15)	—
Deferred tax reversed on reclassification of available-for-sale investments	(3)	—
Actuarial (losses)/gains on defined benefit plans	(1,248)	182
Deferred tax on actuarial movements in defined benefit plans	343	(47)
Fair value movements on cash flow hedges	—	(3)
Deferred tax on fair value movements on cash flow hedges	—	2
Reclassification of cash flow hedges to income statement	—	(4)

Other comprehensive (expense)/income for the period	(1,237)	451

Total comprehensive income for the period	206	1,794

Total comprehensive income for the period attributable to:
Shareholders	151	1,750
Non-controlling interests	55	44

	206	1,794

Statement of comprehensive income
	9 months 2011 £m	9 months 2010 £m
Profit for the period	4,174	2,486

Exchange movements on overseas net assets and net investment hedges	(186)	53
Reclassification of exchange on disposal of overseas subsidiary	(1)	(2)
Fair value movements on available-for-sale investments	(62)	40
Deferred tax on fair value movements on available-for-sale investments	21	(4)
Reclassification of fair value movements on available-for-sale investments	(38)	(18)
Deferred tax reversed on reclassification of available-for-sale investments	4	3
Actuarial losses on defined benefit plans	(1,255)	(372)
Deferred tax on actuarial movements in defined benefit plans	345	139
Fair value movements on cash flow hedges	(2)	(5)
Deferred tax on fair value movements on cash flow hedges	(2)	2
Reclassification of cash flow hedges to income statement	3	—
Share of other comprehensive income of associates and joint ventures	(8)	—

Other comprehensive expense for the period	(1,181)	(164)

Total comprehensive income for the period	2,993	2,322

Total comprehensive income for the period attributable to:
Shareholders	2,850	2,142
Non-controlling interests	143	180

	2,993	2,322

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				26

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Three months ended 30th September 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,714	(2)	783	(6)	502	(1)	153	8	276	7
Avamys/Veramyst	50	23	17	13	13	20	11	38	9	29
Flixonase/Flonase	28	(16)	2	(63)	9	—	12	33	5	(43)
Flixotide/Flovent	183	(3)	100	(3)	35	—	11	20	37	(10)
Seretide/Advair	1,217	(3)	593	(7)	384	—	75	—	165	7
Serevent	43	(10)	15	(6)	21	(17)	1	—	6	—
Ventolin	136	5	54	10	32	(6)	27	4	23	10
Xyzal	12	>100	—	—	—	—	2	(33)	10	>100
Zyrtec	21	5	—	—	—	—	5	50	16	(7)
Anti-virals	202	(10)	40	(28)	20	(21)	65	14	77	(11)
Hepsera	32	(6)	—	—	—	—	16	—	16	(13)
Relenza	2	(94)	—	(100)	—	(100)	—	(100)	2	(50)
Valtrex	87	(12)	22	(19)	11	(14)	8	14	46	(11)
Zeffix	63	11	1	(33)	7	(14)	41	25	14	—
Central nervous system	458	3	140	16	123	(11)	65	6	130	4
Imigran/Imitrex	54	—	21	17	20	(14)	2	100	11	(8)
Keppra	13	(13)	—	—	—	—	9	(17)	4	—
Lamictal	153	18	88	29	33	(9)	14	(7)	18	64
Requip	56	(7)	11	(15)	29	(9)	1	—	15	8
Seroxat/Paxil	109	(9)	—	(100)	16	(16)	21	5	72	(4)
Treximet	14	—	14	—	—	—	—	—	—	—
Wellbutrin	23	33	5	50	12	10	6	100	—	—
Cardiovascular and urogenital	700	7	404	1	165	9	45	35	86	30
Arixtra	71	(3)	39	(9)	23	5	4	33	5	—
Avodart	188	19	79	(8)	58	37	12	50	39	90
Coreg	38	(11)	39	(12)	—	—	—	—	(1)	—
Fraxiparine	60	7	—	—	42	18	17	13	1	(80)
Lovaza	139	2	139	4	—	—	—	—	—	—
Vesicare	33	21	32	22	—	—	—	—	1	—
Volibris	25	>100	—	—	18	70	1	—	6	—
Metabolic	83	(35)	14	(56)	18	(54)	16	42	35	(25)
Avandia products	22	(67)	14	(52)	(1)	<(100)	4	100	5	(73)
Bonviva/Boniva	17	(6)	—	—	12	(15)	1	—	4	33
Anti-bacterials	323	(3)	13	—	112	(12)	155	5	43	(9)
Augmentin	139	(10)	(1)	(100)	54	(7)	66	(8)	20	(22)
Oncology and emesis	196	13	84	(3)	66	29	20	18	26	47
Arzerra	12	33	9	13	3	>100	—	—	—	—
Hycamtin	18	(49)	4	(81)	11	(9)	1	(50)	2	>100
Promacta	22	>100	10	67	6	>100	1	—	5	—
Tyverb/Tykerb	61	3	19	11	24	(4)	9	11	9	—
Votrient	30	>100	16	89	12	>100	2	—	—	(100)
Vaccines	1,142	14	323	20	285	(12)	238	9	296	58
Boostrix	62	7	43	10	13	—	2	—	4	—
Cervarix	232	>100	4	(25)	12	—	18	100	198	>100
Fluarix, FluLaval	159	(2)	109	40	24	(52)	9	(53)	17	6
Flu Pandemic	1	(98)	—	—	2	—	—	—	(1)	<(100)
Hepatitis	178	(6)	82	(14)	55	(4)	23	15	18	12
Infanrix, Pediarix	192	12	60	61	97	(4)	12	(25)	23	28
Rotarix	75	44	25	47	11	25	29	55	10	29
Synflorix	107	14	—	—	11	11	91	18	5	(14)
Dermatology	283	4	80	(12)	62	—	93	30	48	—
Bactroban	36	9	16	14	8	14	8	13	4	(25)
Dermovate	22	17	—	—	6	20	8	29	8	—
Duac	30	(12)	17	(15)	6	—	3	33	4	(40)
Soriatane	19	—	19	—	—	—	—	—	—	—
Zovirax	25	(19)	1	(88)	7	17	8	33	9	(18)
Other	239	1	11	13	57	(12)	99	2	72	11

	5,340	3	1,892	(1)	1,410	(5)	949	11	1,089	15

ViiV Healthcare (HIV)	435	7	177	11	145	1	79	17	34	(6)
Combivir	112	17	37	8	22	(19)	47	62	6	—
Epivir	28	(10)	10	—	8	(11)	8	—	2	(50)
Epzicom/Kivexa	160	14	61	26	69	16	13	(7)	17	(12)
Lexiva	35	(13)	19	5	11	(23)	2	(57)	3	100
Selzentry	28	40	12	63	14	40	1	—	1	(100)
Trizivir	33	(16)	17	(5)	13	(20)	2	(33)	1	(100)

	5,775	3

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				27

PRESS RELEASE

Pharmaceuticals and Vaccines turnover

Nine months ended 30th September 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	5,341	1	2,382	(1)	1,591	(2)	468	6	900	14
Avamys/Veramyst	186	29	49	(2)	51	14	32	45	54	>100
Flixonase/Flonase	107	(17)	6	(78)	29	(7)	33	21	39	(3)
Flixotide/Flovent	581	1	313	4	114	(4)	35	3	119	(3)
Seretide/Advair	3,710	(1)	1,793	(3)	1,190	(1)	232	(2)	495	10
Serevent	138	(9)	48	2	65	(14)	2	—	23	(15)
Ventolin	431	15	167	35	103	(3)	87	10	74	11
Xyzal	42	>100	—	—	—	—	6	—	36	>100
Zyrtec	72	17	—	—	—	—	14	50	58	10
Anti-virals	612	(30)	120	(62)	62	(28)	178	10	252	(17)
Hepsera	90	(7)	—	—	—	—	42	—	48	(13)
Relenza	23	(81)	—	—	—	—	—	—	23	(61)
Valtrex	263	(41)	66	(70)	36	(32)	22	10	139	(4)
Zeffix	181	7	8	(10)	19	(10)	114	18	40	(7)
Central nervous system	1,275	(3)	353	(6)	366	(12)	182	16	374	3
Imigran/Imitrex	156	(5)	62	5	56	(17)	4	—	34	—
Keppra	36	20	—	—	1	—	23	20	12	22
Lamictal	395	7	207	13	99	(11)	41	2	48	39
Requip	166	(5)	31	(6)	91	(13)	3	50	41	18
Seroxat/Paxil	319	(13)	(3)	<(100)	49	(22)	59	11	214	(4)
Treximet	42	5	42	5	—	—	—	—	—	—
Wellbutrin	65	10	13	(18)	34	18	14	67	4	(40)
Cardiovascular and urogenital	2,021	10	1,158	5	495	8	123	30	245	34
Arixtra	220	1	124	1	73	(4)	10	57	13	9
Avodart	542	21	242	1	163	28	30	29	107	98
Coreg	114	(8)	114	(9)	—	—	—	—	—	—
Fraxiparine	174	3	—	—	123	3	49	25	2	(82)
Lovaza	411	12	409	12	—	—	—	—	2	—
Vesicare	94	18	93	18	—	—	—	—	1	—
Volibris	69	>100	—	—	52	89	3	>100	14	>100
Metabolic	259	(55)	60	(68)	51	(67)	48	(34)	100	(33)
Avandia products	84	(78)	60	(68)	(3)	<(100)	11	(72)	16	(76)
Bonviva/Boniva	51	(17)	—	—	38	(26)	2	—	11	38
Anti-bacterials	1,035	2	48	(15)	390	—	468	8	129	(4)
Augmentin	468	3	1	(91)	185	6	222	7	60	(3)
Oncology and emesis	511	—	200	(24)	187	25	52	18	72	38
Arzerra	32	50	23	20	9	>100	—	—	—	—
Hycamtin	45	(62)	4	(94)	32	(14)	4	(33)	5	25
Promacta	51	>100	24	32	15	>100	2	—	10	—
Tyverb/Tykerb	172	3	47	(8)	75	6	25	24	25	—
Votrient	69	>100	40	91	25	>100	3	—	1	—
Vaccines	2,687	(20)	656	16	801	(39)	610	(8)	620	(25)
Boostrix	147	13	85	9	34	3	6	20	22	62
Cervarix	406	>100	7	(42)	41	(56)	34	84	324	>100
Fluarix, FluLaval	176	5	115	46	22	(56)	15	(25)	24	20
Flu Pandemic	10	(99)	—	—	11	(97)	—	—	(1)	<100
Hepatitis	527	(4)	234	(2)	173	(5)	59	(8)	61	(5)
Infanrix, Pediarix	509	(1)	131	25	288	(9)	32	(14)	58	4
Rotarix	227	49	85	66	31	3	87	58	24	41
Synflorix	283	61	—	—	36	—	232	100	15	(38)
Dermatology	821	4	219	(13)	190	2	265	32	147	(3)
Bactroban	94	7	38	3	22	10	23	14	11	—
Dermovate	63	21	—	—	18	29	24	37	21	—
Duac	83	(6)	46	(8)	18	—	8	13	11	(17)
Soriatane	53	2	53	2	—	—	—	—	—	—
Zovirax	83	(27)	11	(72)	20	—	21	5	31	(12)
Other	753	10	23	17	189	(11)	313	22	228	16

	15,315	(5)	5,219	(6)	4,322	(13)	2,707	7	3,067	(3)

ViiV Healthcare (HIV)	1,167	1	484	2	436	(3)	149	22	98	(10)
Combivir	254	(3)	97	(6)	74	(19)	68	36	15	(13)
Epivir	83	(2)	30	3	25	(14)	20	25	8	(27)
Epzicom/Kivexa	447	10	165	12	202	9	30	15	50	2
Lexiva	104	(11)	54	(5)	35	(17)	9	(9)	6	(29)
Selzentry	77	34	32	36	39	30	2	100	4	50
Trizivir	94	(15)	49	(9)	39	(17)	3	(25)	3	(60)

	16,482	(5)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				28

PRESS RELEASE

Balance sheet

	30th September 2011 £m	30th September 2010 £m	31st December 2010 £m
ASSETS
Non-current assets
Property, plant and equipment	8,747	9,152	9,045
Goodwill	3,745	3,484	3,606
Other intangible assets	7,847	8,369	8,532
Investments in associates and joint ventures	599	1,062	1,081
Other investments	551	560	711
Deferred tax assets	2,919	2,510	2,566
Derivative financial instruments	106	125	97
Other non-current assets	503	593	556

Total non-current assets	25,017	25,855	26,194

Current assets
Inventories	4,035	4,074	3,837
Current tax recoverable	72	48	56
Trade and other receivables	5,892	5,986	5,793
Derivative financial instruments	106	215	93
Liquid investments	170	216	184
Cash and cash equivalents	5,414	6,229	6,057
Assets held for sale	704	25	16

Total current assets	16,393	16,793	16,036

TOTAL ASSETS	41,410	42,648	42,230

LIABILITIES
Current liabilities
Short-term borrowings	(872)	(386)	(291)
Trade and other payables	(7,174)	(6,806)	(6,888)
Derivative financial instruments	(181)	(231)	(188)
Current tax payable	(1,634)	(1,172)	(1,047)
Short-term provisions	(3,245)	(2,648)	(4,380)

Total current liabilities	(13,106)	(11,243)	(12,794)

Non-current liabilities
Long-term borrowings	(14,209)	(14,851)	(14,809)
Deferred tax liabilities	(790)	(706)	(707)
Pensions and other post-employment benefits	(3,829)	(3,385)	(2,672)
Other provisions	(662)	(1,263)	(904)
Derivative financial instruments	(1)	(7)	(5)
Other non-current liabilities	(582)	(580)	(594)

Total non-current liabilities	(20,073)	(20,792)	(19,691)

TOTAL LIABILITIES	(33,179)	(32,035)	(32,485)

NET ASSETS	8,231	10,613	9,745

EQUITY
Share capital	1,392	1,417	1,418
Share premium account	1,552	1,400	1,428
Retained earnings	3,147	5,839	4,779
Other reserves	1,352	1,153	1,262

Shareholders’ equity	7,443	9,809	8,887

Non-controlling interests	788	804	858

TOTAL EQUITY	8,231	10,613	9,745

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				29

PRESS RELEASE

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1st January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period	—	—	4,009	—	4,009	165	4,174
Other comprehensive expense for the period	—	—	(1,080)	(78)	(1,158)	(23)	(1,181)
Distributions to non-controlling interests	—	—	—	—	—	(231)	(231)
Dividends to shareholders	—	—	(2,597)	—	(2,597)	—	(2,597)
Changes in non-controlling interests	—	—	—	—	—	19	19
Forward contract relating to non-controlling interest		—	—	(29)	(29)	—	(29)
Shares issued	2	124	—	—	126	—	126
Ordinary shares purchased and cancelled or held as Treasury shares	(28)	—	(1,927)	28	(1,927)	—	(1,927)
Consideration received for shares transferred by ESOP Trusts	—	—	—	19	19	—	19
Shares acquired by ESOP Trusts	—	—	—	(35)	(35)	—	(35)
Write-down on shares held by ESOP Trusts	—	—	(185)	185	—	—	—
Share-based incentive plans	—	—	148	—	148	—	148

At 30th September 2011	1,392	1,552	3,147	1,352	7,443	788	8,231

At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	2,324	—	2,324	162	2,486
Other comprehensive (expense)/income for the period	—	—	(197)	15	(182)	18	(164)
Distributions to non-controlling interests	—	—	—	—	—	(113)	(113)
Dividends to shareholders	—	—	(2,446)	—	(2,446)	—	(2,446)
Shares issued	1	32	—	—	33	—	33
Consideration received for shares transferred by ESOP Trusts	—	—	—	11	11	—	11
Shares acquired by ESOP Trusts	—	—	—	(66)	(66)	—	(66)
Write-down on shares held by ESOP Trusts	—	—	(293)	293	—	—	—
Share-based incentive plans	—	—	130	—	130	—	130

At 30th September 2010	1,417	1,400	5,839	1,153	9,809	804	10,613

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				30

PRESS RELEASE

Cash flow statement

Nine months ended 30th September 2011

	9 months 2011 £m	9 months 2010 £m	2010 £m
Profit after tax	4,174	2,486	1,853
Tax on profits	1,823	1,147	1,304
Share of after tax profits of associates and joint ventures	(19)	(63)	(81)
Profit on disposal of interest in associates	(584)	—	(8)
Net finance expense	534	533	715
Depreciation and other non-cash items	1,172	1,494	2,071
(Increase)/decrease in working capital	(374)	555	1,297
(Decrease)/increase in other net liabilities	(1,496)	545	1,480

Cash generated from operations	5,230	6,697	8,631
Taxation paid	(1,126)	(1,365)	(1,834)

Net cash inflow from operating activities	4,104	5,332	6,797

Cash flow from investing activities
Purchase of property, plant and equipment	(594)	(725)	(1,014)
Proceeds from sale of property, plant and equipment	84	57	92
Purchase of intangible assets	(269)	(464)	(621)
Proceeds from sale of intangible assets	237	58	126
Purchase of equity investments	(39)	(160)	(279)
Proceeds from sale of equity investments	50	24	27
Purchase of businesses, net of cash acquired	(243)	(167)	(354)
Investment in associates and joint ventures	(35)	(61)	(61)
Proceeds from disposal of subsidiary and interest in associate	1,034	—	—
Decrease in liquid investments	44	58	91
Interest received	68	57	107
Dividends from associates and joint ventures	15	9	18

Net cash inflow/(outflow) from investing activities	352	(1,314)	(1,868)

Cash flow from financing activities
Proceeds from own shares for employee share options	19	11	17
Issue of share capital	126	33	62
Shares acquired by ESOP Trusts	(35)	(66)	(16)
Shares purchased and cancelled or held as Treasury shares	(1,826)	—	—
Repayment of short-term loans	(5)	(1,300)	(1,296)
Increase in short-term loans	36	8	6
Net repayment of obligations under finance leases	(27)	(35)	(45)
Interest paid	(402)	(398)	(775)
Dividends paid to shareholders	(2,597)	(2,446)	(3,205)
Distributions to non-controlling interests	(231)	(113)	(118)
Other financing items	2	(245)	(201)

Net cash outflow from financing activities	(4,940)	(4,551)	(5,571)

Decrease in cash and bank overdrafts in the period	(484)	(533)	(642)
Exchange adjustments	(61)	51	81
Cash and bank overdrafts at beginning of period	5,807	6,368	6,368

Cash and bank overdrafts at end of period	5,262	5,886	5,807

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,414	6,229	6,057
Overdrafts	(152)	(343)	(250)

	5,262	5,886	5,807

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				31

PRESS RELEASE

Segmental information

GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2011. The Pharmaceuticals and Vaccines business in Japan is now shown as a separate segment. Comparative information has been restated on a consistent basis.

GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets, Asia Pacific and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover
	Q3 2011 £m	Q3 2010 (restated) £m	Growth CER%
USA	1,892	1,950	(1)
Europe	1,410	1,428	(5)
Emerging Markets	949	874	11
Asia Pacific	311	280	6
Japan	587	413	34
ViiV Healthcare	435	401	7
Other trading and unallocated pharmaceuticals and vaccines	191	208	(10)

Pharmaceuticals and Vaccines	5,775	5,554	3
Consumer Healthcare	1,329	1,259	5

	7,104	6,813	3

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				32

PRESS RELEASE

Operating profit by segment

	Q3 2011 £m	Q3 2010 (restated) £m	Growth CER%
USA	1,262	1,258	3
Europe	779	792	(6)
Emerging Markets	280	293	—
Asia Pacific	136	119	8
Japan	359	257	30
ViiV Healthcare	248	222	10
Pharmaceuticals R&D	(734)	(729)	2
Other trading and unallocated pharmaceuticals and vaccines	(280)	(214)	16

Pharmaceuticals and Vaccines	2,050	1,998	2
Consumer Healthcare	328	313	4

Segment profit	2,378	2,311
Corporate and other unallocated costs and disposal profits	(199)	(182)

Operating profit before major restructuring	2,179	2,129	3
Major restructuring	(64)	(171)

Total operating profit	2,115	1,958

Finance income	19	22
Finance costs	(191)	(197)
Share of after tax profits of associates and joint ventures	(2)	16

Profit before taxation	1,941	1,799

Turnover
	9 months 2011 £m	9 months 2010 (restated) £m	Growth CER%
USA	5,219	5,794	(6)
Europe	4,322	4,900	(13)
Emerging Markets	2,707	2,590	7
Asia Pacific	931	846	5
Japan	1,520	1,460	(2)
ViiV Healthcare	1,167	1,163	1
Other trading and unallocated pharmaceuticals and vaccines	616	702	(13)

Pharmaceuticals and Vaccines	16,482	17,455	(5)
Consumer Healthcare	3,927	3,740	5

	20,409	21,195	(3)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				33

PRESS RELEASE

Operating profit by segment

	9 months 2011 £m	9 months 2010 (restated) £m	Growth CER%
USA	3,592	3,787	—
Europe	2,388	2,816	(17)
Emerging Markets	811	920	(7)
Asia Pacific	421	377	5
Japan	922	933	(8)
ViiV Healthcare	651	635	3
Pharmaceuticals R&D	(2,141)	(2,296)	(4)
Other trading and unallocated pharmaceuticals and vaccines	(508)	(391)	17

Pharmaceuticals and Vaccines	6,136	6,781	(9)
Consumer Healthcare	852	741	14

Segment profit	6,988	7,522
Corporate and other unallocated costs and disposal profits	(670)	(2,357)

Operating profit before major restructuring	6,318	5,165	24
Major restructuring	(390)	(1,062)

Total operating profit	5,928	4,103

Finance income	61	58
Finance costs	(595)	(591)
Profit on disposal of interest in associate	584	—
Share of after tax profits of associates and joint ventures	19	63

Profit before taxation	5,997	3,633

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				34

PRESS RELEASE

Additional income statement information

Three months ended 30th September 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %

USA	Q3 2011	£m	1,892	259	407	—	36	1,262	67
	Q3 2010 (restated)	£m	1,950	282	418	—	8	1,258	65
	Growth CER	%	(1)	(9)	(1)	—	>100	3

Europe	Q3 2011	£m	1,410	316	320	—	5	779	55
	Q3 2010 (restated)	£m	1,428	326	314	—	4	792	56
	Growth CER	%	(5)	(6)	(3)	—	25	(6)

Emerging Markets	Q3 2011	£m	949	375	294	1	1	280	30
	Q3 2010 (restated)	£m	874	316	266	1	2	293	34
	Growth CER	%	11	18	13	—	(50)	—

Asia Pacific	Q3 2011	£m	311	90	84	1	—	136	44
	Q3 2010 (restated)	£m	280	86	75	—	—	119	43
	Growth CER	%	6	1	7	—	—	8

Japan	Q3 2011	£m	587	86	132	11	1	359	61
	Q3 2010 (restated)	£m	413	54	107	7	12	257	62
	Growth CER	%	34	56	17	43	(92)	30

ViiV Healthcare	Q3 2011	£m	435	84	76	21	(6)	248	57
	Q3 2010 (restated)	£m	401	83	51	36	(9)	222	55
	Growth CER	%	7	2	47	(42)	33	10

Pharmaceuticals R&D	Q3 2011	£m	—	—	43	693	2	(734)
	Q3 2010 (restated)	£m	—	1	40	689	1	(729)
	Growth CER	%	—	(100)	8	2	100	2

Other trading and unallocated pharmaceuticals	Q3 2011	£m	191	252	97	190	68	(280)
	Q3 2010 (restated)	£m	208	243	93	159	73	(214)
	Growth CER	%	(10)	(6)	(4)	19	(5)	16

Total Pharmaceuticals and Vaccines	Q3 2011	£m	5,775	1,462	1,453	917	107	2,050	36
	Q3 2010 (restated)	£m	5,554	1,391	1,364	892	91	1,998	36
	Growth CER	%	3	2	5	4	20	2

Consumer Healthcare	Q3 2011	£m	1,329	501	466	34	—	328	25
	Q3 2010 (restated)	£m	1,259	468	441	38	1	313	25
	Growth CER	%	5	7	5	(11)	>(100)	4

Corporate and other unallocated costs	Q3 2011	£m	—	15	148	20	(16)	(199)
	Q3 2010 (restated)	£m	—	16	151	18	3	(182)
	Growth CER	%	—	(19)	(6)	(44)	>(100)	—

Results before major restructuring	Q3 2011	£m	7,104	1,978	2,067	971	91	2,179	31
	Q3 2010 (restated)	£m	6,813	1,875	1,956	948	95	2,129	31
	Growth CER	%	3	3	4	2	(4)	3

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				35

PRESS RELEASE

Nine months ended 30th September 2011

			Turnover	Cost of sales	SG&A costs	R&D costs	Other operating income	Operating profit	Operating margin %
USA	9 months 2011	£m	5,219	661	1,240	—	274	3,592	69
	9 months 2010 (restated)	£m	5,794	710	1,444	—	147	3,787	65
	Growth CER	%	(6)	(6)	(10)	—	90	—

Europe	9 months 2011	£m	4,322	953	992	—	11	2,388	55
	9 months 2010 (restated)	£m	4,900	1,044	1,051	—	11	2,816	58
	Growth CER	%	(13)	(10)	(6)	—	—	(17)

Emerging Markets	9 months 2011	£m	2,707	1,036	859	3	2	811	30
	9 months 2010 (restated)	£m	2,590	915	786	2	33	920	36
	Growth CER	%	7	14	12	50	(94)	(7)

Asia Pacific	9 months 2011	£m	931	260	250	2	2	421	45
	9 months 2010 (restated)	£m	846	245	224	1	1	377	45
	Growth CER	%	5	4	8	100	100	5

Japan	9 months 2011	£m	1,520	224	348	27	1	922	61
	9 months 2010 (restated)	£m	1,460	225	299	20	17	933	64
	Growth CER	%	(2)	(3)	11	25	(94)	(8)

ViiV Healthcare	9 months 2011	£m	1,167	219	209	69	(19)	651	56
	9 months 2010 (restated)	£m	1,163	255	194	63	(16)	635	55
	Growth CER	%	1	(13)	9	10	25	3

Pharmaceuticals R&D	9 months 2011	£m	—	—	114	2,033	6	(2,141)
	9 months 2010 (restated)	£m	—	1	120	2,177	2	(2,296)
	Growth CER	%	—	(100)	(3)	(4)	>100	(4)

Other trading and unallocated pharmaceuticals	9 months 2011	£m	616	487	323	508	194	(508)
	9 months 2010 (restated)	£m	702	547	298	443	195	(391)
	Growth CER	%	(13)	(13)	(6)	15	1	17

Total Pharmaceuticals and Vaccines	9 months 2011	£m	16,482	3,840	4,335	2,642	471	6,136	37
	9 months 2010 (restated)	£m	17,455	3,942	4,416	2,706	390	6,781	39
	Growth CER	%	(5)	(3)	(2)	—	23	(9)

Consumer Healthcare	9 months 2011	£m	3,927	1,480	1,518	113	36	852	22
	9 months 2010 (restated)	£m	3,740	1,425	1,461	116	3	741	20
	Growth CER	%	5	5	4	—	>100	14

Corporate and other unallocated costs	9 months 2011	£m	—	63	512	58	(37)	(670)
	9 months 2010 (restated)	£m	—	58	2,222	59	(18)	(2,357)
	Growth CER	%	—	(14)	(78)	(34)	>100	(73)

Results before major restructuring	9 months 2011	£m	20,409	5,383	6,365	2,813	470	6,318	31
	9 months 2010 (restated)	£m	21,195	5,425	8,099	2,881	375	5,165	24
	Growth CER	%	(3)	(1)	(21)	(1)	27	24

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				36

PRESS RELEASE

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2010.

At 30th September 2011, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £2.9 billion. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the Annual Report 2010 (as previously updated by the Legal matters section of the Results Announcements for Q1 and Q2 2011) are as follows:

As previously disclosed in the Group’s Q2 2011 Results Announcement, on 27th June 2011, ViiV Healthcare received notice that Teva Pharmaceuticals (‘Teva’) had amended its ANDA for Epzicom (the combination of lamivudine and abacavir) to contain a Paragraph IV certification for two additional patents listed in the Orange Book, alleging the patents were invalid, unenforceable or not infringed. On 5th August 2011, ViiV Healthcare filed suit against Teva under the challenged patents in the U.S. District Court for the District of Delaware. A stay is in place against FDA approval of Teva’s ANDA until the earlier of December 2013 or a decision adverse to ViiV Healthcare in the matter.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2010. There have been no material changes to tax matters since the publication of the Annual Report.

The tax on profit before major restructuring charges amounted to £515 million and represented an effective tax rate of 25.7% (Q3 2010: 24.4%) which reflected the settlement of certain historical matters in 2011 and 2010.

During the first quarter, the company disposed of its investment in Quest Diagnostics and of intellectual property relating to Zovirax in the USA and Canada. As a result of these transactions the tax rate for the year to date is 29.6%. In line with previous guidance, the rate for the full year is expected to be around 29.5% excluding the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

A number of changes to the UK Corporation tax system were announced in the March 2011 Budget Statement. The impact on the Group’s future estimated tax rate will be considered in conjunction with the other announced reforms to the UK Corporation Tax system when enacted.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				37

PRESS RELEASE

Additional information

Accounting policies

This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2011 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority. The Results Announcement should be read in conjunction with the Annual Report 2010, which was prepared in accordance with International Financing Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2010.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2010 has been derived from the full Group accounts published in the Annual Report 2010, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2011	Q3 2010	9 months 2011	9 months 2010	2010
Average rates:
US$/£	1.59	1.56	1.61	1.54	1.55
Euro/£	1.12	1.18	1.14	1.16	1.16
Yen/£	126	134	130	138	136

Period end rates:
US$/£	1.56	1.58	1.56	1.58	1.56
Euro/£	1.16	1.15	1.16	1.15	1.17
Yen/£	120	132	120	132	127

During Q3, average Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and the Yen compared with the same period in 2010.

During the nine months ended 30th September 2011 average Sterling exchange rates were stronger against the US Dollar, but weaker against the Euro and the Yen compared with the same period in 2010. Period end Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen.

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				38

PRESS RELEASE

Net assets

The book value of net assets decreased by £1,514 million from £9,745 million at 31st December 2010 to £8,231 million at 30th September 2011. This reflects an increase in the pension deficit together with shares repurchased in the period in excess of profits retained. At 30th September 2011, the net deficit on the Group’s pension plans was £2,214 million compared with £1,224 million at 31st December 2010. The increase in the deficit arose from a decrease in asset values and decreases in the rates used to discount UK pension liabilities from 5.5% to 5.0% and US pension liabilities from 5.2% to 4.4%, partly offset by a lower long-term inflation rate.

The carrying value of investments in associates and joint ventures at 30th September 2011 was £599 million, with a market value of £753 million. Assets held for sale of £704 million at 30th September 2011 included £700 million related to the proposed disposal of the non-core OTC brands.

At 30th September 2011, the ESOP Trusts held 94 million GSK shares against the future exercise of share options and share awards. The carrying value of £677 million has been deducted from other reserves. The market value of these shares was £1,246 million.

During the period, GSK purchased £1,826 million of shares either to be held as Treasury shares or for cancellation and in addition an accrual of £101 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1st October to 26th October 2011. At 30th September 2011, the company held 505.4 million Treasury shares at a cost of £6,804 million, which has been deducted from retained earnings.

Contingent liabilities

There were contingent liabilities at 30th September 2011 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.

Reconciliation of cash flow to movements in net debt

	9 months 2011 £m	9 months 2010 £m	2010 £m
Net debt at beginning of the period	(8,859)	(9,444)	(9,444)

Decrease in cash and bank overdrafts	(484)	(533)	(642)
Cash inflow from liquid investments	(44)	(58)	(91)
Net (increase in)/repayment of short-term loans	(31)	1,292	1,290
Net repayment of obligations under finance leases	27	35	45
Debt of subsidiaries acquired	(2)	(18)	(20)
Exchange adjustments	(119)	12	61
Other non-cash movements	15	(78)	(58)

(Increase)/decrease in net debt	(638)	652	585

Net debt at end of the period	(9,497)	(8,792)	(8,859)

CEO review	Group performance	Divisional performance	Research & development	Financial information
Issued: Wednesday, 26th October 2011, London, U.K				39

PRESS RELEASE

Independent review report to GlaxoSmithKline plc

Introduction

We have been engaged by the company to review the condensed financial information in the Results Announcement for the nine months ended 30th September 2011 which comprises the income statement and statement of comprehensive income for the three and nine months ended 30th September 2011, the cash flow statement and statement of changes in equity for the nine months ended 30th September 2011, the balance sheet as at 30th September 2011 and related notes (excluding the late-stage pharmaceuticals and vaccines pipeline table, the additional income statement information and the pharmaceuticals and vaccines turnover tables). We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors’ responsibilities

The Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Results Announcement for the nine months ended 30th September 2011 has been prepared in accordance with the accounting policies set out in the Accounting policies and basis of preparation section on page 38.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the nine months ended 30th September 2011 is not prepared, in all material respects, in accordance with the accounting policies set out in the Accounting policies and basis of preparation section on page 38 in the Results Announcement, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

26th October 2011

London

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Issued: Wednesday, 26th October 2011, London, U.K	40